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                                                                Exhibit 9(a)(12)


For Immediate Release


Media Contact:                                  Investor Contact:

Rod Bitz                                        Richard N. Jowett
Phone:  612-931-5413                            Phone:  612-931-6080
E-mail:  rod_bitz@atk.com                       E-mail:  richard_jowett@atk.com


                    ALLIANT TECHSYSTEMS ANNOUNCES PRELIMINARY
                 RESULTS OF MODIFIED DUTCH AUCTION TENDER OFFER


         Minneapolis, Dec. 9, 1998 -- Alliant Techsystems (NYSE: ATK) today announced the preliminary results of its modified "Dutch auction" tender offer, which expired Tuesday, Dec. 8, at 5:00 p.m., New York City time. The offer, which commenced on Nov. 6, was for the purchase of up to 2.8 million shares of the company's common stock at a price range of $67 to $77 per share.

         Based on the preliminary count by the depositary for the offering and subject to final verification, 1,677,034 shares have been validly tendered and not withdrawn at or below $77 per share, including approximately 300,000 shares tendered through guaranteed delivery procedures. All shares tendered will be purchased at a price of $77 per share.

         Peter A. Bukowick, president, acting chief executive officer, and chief operating officer, said, "The fact that the offer was under subscribed indicates that most of the company's shareholders are currently unwilling to sell their shares even at $77 per share, the high end of the tender offer range. We believe that's a very positive message. The total number of shares tendered represents approximately 13.7 percent of our outstanding shares. We are pleased with the outcome of the tender offer."

         The determination of the actual purchase price and number of shares to be purchased is subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

         Alliant expects to announce the definitive results of the tender offer and accept all shares tendered for payment as soon as is practicable. The company will utilize funds from its credit facilities to purchase the tendered shares.


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         Alliant Techsystems is a $1.1 billion aerospace and defense company with approximately 6,300 employees. Headquartered in Hopkins, Minn., the company's business groups are Conventional Munitions, Space and Strategic Systems, and Defense Systems. Company news and information can be found on the Internet at www.atk.com.

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